



Travis Marc Wilson

Jones Waldo Holbrook & McDonough II Sahalee Partners

Salt Lake City, Utah

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🏢 **Jones Waldo Holbrook & McDonough**

🏛 **Creighton University School of Law**

📇 **See contact info**

👥 **500+ connections**

My law practice at Jones Waldo focuses on complex business transactions, with a special emphasis on mergers and acquisitions, corporate securities, private equity and venture capital, and start up and emerging growth companies. Sahalee Partners is a private equity firm headquartered in Bellevue, W...

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Experience



Shareholder

Jones Waldo Holbrook & McDonough

May 2005 – Present · 13 yrs 7 mos

Salt Lake City, Utah

Director

Sahalee Partners

Jun 2004 – Present · 14 yrs 6 mos

Salt Lake City, Utah / Seattle, Washington

Education



Creighton University School of Law

Creighton Law Review
Moot Court Honor Board



Brigham Young University

University Honors



Woodinville High School

Skills & Endorsements

Mergers & Acquisitions · 56

Endorsed by **9 of Travis Marc's colleagues at Jones Waldo**

Venture Capital · 51

Endorsed by **12 of Travis Marc's colleagues at Jones Waldo**

Start-ups · 51

 Endorsed by **Scott R. Petersen and 5 others who are highly skilled at this**

Endorsed by **6 of Travis Marc's colleagues at Jones Waldo**

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Recommendations

Received (1) Given (0)

 **Tim Hough**
The Man
January 6, 2013, Tim worked with Travis Marc but at different companies

Travis and I have worked together on several projects together ranging from Valuation to New Entity Incorporation. Travis' overall knowledge of deal flow and Business in general in unmatched.

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